

SECURITIES AND
Washin

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SEC FILE NUMBER
8-40848

ANNUAL AUDITED REPORT

FORM X-17 A-5
PART III

CM

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2006 (MM/DD/YYYY) AND ENDING 06/30/2007 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:
SIMMONS & COMPANY INTERNATIONAL

PROCESSED
NOV 0 5 2007
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana, Suite 5000
(No. and Street)

Houston (City) Texas (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Ms. Sherrie Reinhackel (713) 236-9999
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP
(Name - *if individual. state last, first. middle name)*

500 Dallas Street, Suite 2900 (Address) Houston (City) Texas (State) 77002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions



SEC MAIL PROCESSING SECTION
RECEIVED
SEP 2 8 2007
WASH. DC

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5 (e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Frazier, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Simmons & Company International, a Texas corporation, as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Subscribed and sworn before me
this 25th day of September AD. 2007.

My commission expires ______________


DAWN JUDITH GRISTWOOD
Notary Public, State of Texas
My Commission Expires
October 17, 2007

This report contains (check all applicable items):

- x (a) Facing page
- x (b) Statement of Financial Condition
- x (c) Statement of Income
- x (e) Statement of Changes in Stockholders' Investment
- x (d) Statement of Cash Flows
- 1 (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- x (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-3
- 2 (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- 2 (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- 3 (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- x (l) An Oath or Affirmation
- N/A (m) A copy of the SIPC Supplement Report
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- x (o) Independent Auditors Report on Internal Accounting Control

(1) See Note 11 of Notes to Financial Statements.
(2) See Note 12 of Notes to Financial Statements.
(3) See Note 13 of Notes to Financial Statements.

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

JUNE 30, 2007


RECEIVED
WASH., D.C.
160
SECTION

SIMMONS & COMPANY INTERNATIONAL

INDEX


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

September 26, 2007

The Board of Directors
Simmons & Company International
Houston, Texas

We have audited the accompanying consolidated statement of financial condition of Simmons & Company International and its subsidiary as of June 30, 2007, and the related consolidated statements of income, stockholders' investment and cash flows for the year then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simmons & Company International and its subsidiary as of June 30, 2007, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11 to the consolidated financial statements, the Company adopted Statement of Accounting Standards No. 123 (revised 2004), "Share-Based Payment," during the year ended December 31, 2006.

Hein & Associates LLP
Certified Public Accountants

500 Dallas Street, Suite 2900
Houston, Texas 77002
Telephone: 713-850-9814
Fax: 713-850-0725
www.heincpa.com

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007

ASSETS

Cash and cash equivalents	$ 55,424,021
Temporary investments	19,056,062
Restricted cash	250,000
Accounts receivable, net	18,736,418
Investments in securities at market value	24,952,706
Inventory of securities at market value	73,235
Furniture, fixtures, equipment and leasehold improvements, net of accumulated depreciation of $6,967,716	1,888,006
Other assets	4,424,884
Total assets	$124,805,332

LIABILITIES AND STOCKHOLDERS' INVESTMENT

LIABILITIES:	
Securities sold short	$ 145,299
Accounts payable and accrued liabilities	3,813,707
Accrued salaries and bonuses	60,341,180
Deferred compensation	12,460,950
Subordinated loan	15,000,000
Total liabilities	91,761,136
Commitments and Contingencies (Notes 8 and 9)	
STOCKHOLDERS' INVESTMENT:	
Common stock, par value $.001, 10,000,000 shares authorized; 891,783 shares issued and outstanding	892
Additional paid-in capital	2,998,293
Retained earnings	27,876,257
Accumulated other comprehensive income	2,168,754
Total stockholders' investment	33,044,196
Total liabilities & stockholders' investment	$124,805,332

The accompanying notes are an integral part of these consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2007

REVENUES:	
Performance fees	$ 60,299,536
Noncontingent fees	4,911,534
Other securities revenues	31,635,240
Offering revenues	13,148,053
Gains on investments in securities, net	4,471,930
Interest and dividend income	3,001,396
Rebilled expenses	1,011,162
Other income	3,826
	118,482,677
EXPENSES:	
Salaries and bonuses	93,829,043
Employee benefits	3,167,824
Travel and entertainment	4,425,052
Rent	1,166,961
Interest	155,689
Professional fees	2,618,583
Trading costs	3,334,834
Other general and administrative	8,713,752
	117,411,738
Income before provision for income taxes	1,070,939
Foreign income tax	(38,804)
Net income	1,032,135
Pro forma income tax expense allocable to stockholders (unaudited)	(242,218)
Pro forma net income (unaudited)	$ 789,917

The accompanying notes are an integral part of these consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF STOCKHOLDERS' INVESTMENT

FOR THE YEAR ENDED JUNE 30, 2007

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Earnings	Income	Total
Balance, June 30, 2006	968,333	$ 968	$ 2,998,293	$ 40,219,580	$ 1,161,342	$ 44,380,183
Comprehensive income:						
Net income	–	–	–	1,032,135	–	1,032,135
Cumulative translation adjustment	–	–	–	–	1,007,412	1,007,412
Comprehensive income						2,039,547
Distributions on behalf of stockholders, net	–	–	–	(10,266,076)	–	(10,266,076)
Repurchase and retirement of common stock	(76,550)	(76)	–	(3,109,382)	–	(3,109,458)
Balance, June 30, 2007	891,783	$ 892	$ 2,998,293	$ 27,876,257	$ 2,168,754	$ 33,044,196

The accompanying notes are an integral part of these consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,032,135
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	679,692
Deferred compensation	6,681,294
Increase in unrealized gains on investments in securities, net	(3,894,608)
Net realized gains on investments	(577,322)
Change in inventory of securities	149,541
Change in accounts receivable	7,230,315
Change in other assets	(2,454,700)
Change in securities sold short	88,184
Change in accounts payable and accrued liabilities	(1,898,856)
Change in accrued salaries and bonuses	14,914,240
Other	1,007,413
Net cash provided by operating activities	22,957,328
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of investments in securities	(23,138,697)
Proceeds from sale of investments in securities	30,702,424
Principal applied on note receivable	402,325
Acquisition of furniture, fixtures, equipment and leasehold improvements	(600,271)
Net cash provided by investing activities	7,365,781
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repurchase of common stock	(3,109,458)
Distributions on behalf of stockholders, net	(10,266,076)
Subordinated loan	15,000,000
Repayment of note payable	(484,461)
Net cash provided by financing activities	1,140,005
Net increase in cash and cash equivalents	31,463,114
Cash and cash equivalents, beginning of year	23,960,907
Cash and cash equivalents, end of year	$55,424,021
SUPPLEMENTAL CASH FLOW INFORMATION:	
Interest paid	$ 147,356
Income tax received	$ 2,162,333

The accompanying notes are an integral part of these consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Simmons & Company International (the Company), a Texas corporation formed in 1974, provides investment banking services to the energy industry. The Company is a broker/dealer registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Company acts as an "introducing broker" that introduces all securities transactions and accounts of customers to a clearing broker (Pershing, LLC), a broker/dealer that carries such accounts on a fully disclosed basis. Additionally, the Company acts as a market maker for certain securities. The Company is registered as an investment advisor and acts as subadvisor to a registered investment advisor. The Company has one majority-owned or controlled subsidiary, Simmons & Company International Limited (SCIL), a United Kingdom-based limited liability company that is a broker/dealer registered with the Securities and Futures Authority, which provides investment banking services to the energy industry in the European economic community. The Company owns 100 percent of SCIL.

Basis of Presentation

For the year ended June 30, 2007, the consolidated financial statements present the consolidated accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated.

Recognition of Revenue

Depending upon the nature and size of the project, performance fee revenue is recognized when services for the transactions are determined to be completed. Noncontingent fee revenue represents consultation services for which revenue is recognized at the time the services are performed. Offering revenues represent fees earned for participation in securities offerings in which the firm acts as an underwriter or agent. Offering revenues that are immediately determinable, such as management fees and selling concessions, are recognized upon the effective date of the offering and other offering revenues are recorded when such amounts can reasonably be estimated. Other securities revenues primarily represent revenues from market-making activities and commissions earned upon execution of transactions on behalf of customers. Such revenues are recognized on a trade-date basis.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

The Company grants credit to customers in the normal course of business and has historically incurred insignificant credit losses. Accounts receivable are generally not collateralized. At June 30, 2007, the Company reserved $500,000 for doubtful receivables based on its assessment of the collectibility of accounts receivable at that date. The Company reviews customer accounts receivable for collectibility periodically and provides an allowance for credit losses as deemed necessary.

Investments

The Company carries its investments in securities, inventory of securities (i.e., securities with a long position) and securities sold short at fair value with increases or decreases in fair value reflected currently in the consolidated statement of income. The value of investments in public securities are determined by quoted market prices. Fair values of investments in nonpublic companies are determined by management of the Company. In assessing fair values of nonpublic companies, the Company's management has followed valuation guidelines that are generally accepted in the venture capital industry, which include factors such as original cost, multiples of earnings, book value and cash flow, among others. Due to the inherent uncertainty of such valuations, the values estimated by management may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Furniture, Fixtures, Equipment and Leasehold Improvements

Furniture, fixtures, equipment and leasehold improvements are carried at cost, net of accumulated depreciation. Depreciation expense is provided using the straight-line method and accelerated methods over the estimated useful lives of the related assets. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the estimated useful life or the term of the respective lease. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in earnings.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents are deemed to include cash held in banks and other temporary cash investments with maturities of three months or less at the date of acquisition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company controls credit risk by placing its financial interests with credit-worthy financial institutions and routinely assesses the financial stability of its customers.

Temporary Investments

Temporary investments include T-bills and commercial paper with maturities in excess of three months.

Restricted Cash

Restricted cash includes $250,000 in the collateral account maintained with the Clearing Broker.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiary, SCIL, are measured using the local currency as the functional currency. Assets and liabilities of SCIL are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. The resulting foreign currency transaction gains and losses are included in other comprehensive income (loss).

Income Taxes

For U.S. federal income tax purposes, the Company is a Subchapter S Corporation, therefore, the Company's taxable income or loss is allocated to stockholders in accordance with their respective percentage ownership. Therefore, no provision or liability for U.S. federal income taxes has been included in the financial statements.

SCIL is a Limited Liability Company with current tax provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

1. <u>ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)</u>

Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between SCIL taxable income and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognized in the financial statements.

Deferred tax is measured at the average rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. SCIL has a deferred tax asset of approximately $502,000 related to depreciation and the phantom stock plan expenses.

For financial statement reporting purposes, the Company has included in the accompanying statement of income unaudited pro forma tax expense allocable to stockholders. This unaudited expense represents an estimate of the tax expense using income tax rates of the stockholders.

Stock-Based Compensation

As of July 1, 2006, the Company adopted SFAS No. 123R to account for stock-based employee compensation. The Company elected to use the modified prospective method for adoption, which requires compensation expense to be recorded for all unvested stock options and other equity-based compensation beginning in the first quarter of adoption. Accordingly, prior periods have not been restated to reflect stock based compensation. There were no unvested options outstanding as of June 30, 2006. For equity-based compensation granted subsequent to July 1, 2006, compensation expense, based on the fair value on the date of grant, will be recognized in the consolidated statement of income over the requisite service period. There was no impact of adopting SFAS No. 123R in the year ended June 30, 2007.

2. INVESTMENTS IN SECURITIES AT MARKET VALUE

The Company owns certain securities which were received as consideration for services rendered. Such securities were initially recorded at the quoted or estimated fair market value of the securities at the date of conveyance, which was used to measure the value of services rendered.

Investments in equity securities at June 30, 2007, are as follows:

Marketable securities	$ 21,592,996
Nonmarketable securities	3,359,710
	$ 24,952,706

The aggregate cost of investments held at June 30, 2007, was $13,686,066.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

a. The carrying amounts of accounts receivable, accounts payable and accrued liabilities, and accrued salaries and bonuses approximate their fair values due to the short maturity of these items.

b. The Company carries its investments in securities, inventory in securities and securities sold short at fair value with increases or decreases in value reflected currently in the consolidated statements of income (see Note 1).

4. FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

As of June 30, 2007, the Company's furniture, fixtures, equipment and leasehold improvements balances were as follows:

Furniture and fixtures	$ 2,677,875	7 years
Leasehold improvements	1,930,422	life of lease
Building and additions	1,394,483	39 years
Computer equipment	2,852,942	5 years
Accumulated depreciation	(6,967,716)	
Net	$ 1,888,006	

Depreciation expense for the period ended June 30, 2007 was $617,248.

5. STOCKHOLDERS' INVESTMENT

Stockholders of the Company have entered into a stockholders' agreement which provides that the Company shall have the right of first refusal with respect to any disposition of shares of the common stock of the Company.

Net Book Value

The Fully Diluted Net Book Value of common stock of the Company, as defined in the December 31, 1996, stockholders' agreement, on a per share basis, assuming payment of tax liabilities allocable to stockholders and reimbursements from the stockholders for the distributions paid in excess of their allocated tax liability, as of June 30, 2007, is as follows:

Stockholders' investment	$33,044,196
Distributions receivable for tax liability allocable to stockholders	14,346,066
Aggregate exercise price of exercisable stock options outstanding at year-end	6,407,410
Value of stock awards	11,847,385
	$65,645,057
Shares of common stock outstanding	891,783
Exercisable stock options outstanding at year-end	322,909
Stock awards	291,669
Fully diluted shares of common stock outstanding, as defined	1,506,361
Fully diluted net book value per common share, as defined	43.58

5. STOCKHOLDERS' INVESTMENT (continued)

Stock Options

The Simmons & Company International Stock Option Plan (the Plan) allows the Company to grant options to eligible employees for the purchase of up to 1,000,000 shares of common stock. At June 30, 2007, 322,909 options were outstanding and exercisable. The options vest three to five years after date of grant, and the weighted average remaining contractual life of the options outstanding at June 30, 2007 is 2.49 years. As of June 30, 2007, there was no unrecognized compensation cost related to these options.

Options were not awarded or exercised in fiscal year 2007.

The following table summarizes aggregate stock option activity for the Plan for the year ended June 30, 2007:

	SHARE	EXERCISE PRICE PER SHARE	WEIGHTED AVERAGE PRICE PER SHARE
Options outstanding at June 30, 2006	322,909	$13.85 – $22.53	$ 19.843
Granted	–		
Exercised	–		
Options outstanding at June 30, 2007	322,909	$13.85 – $22.53	$ 19.843
Options exercisable at June 30, 2007	322,909		

Stock Rights

The Company awards the right to receive shares to employees as compensation. The awards vest after three years. As of June 30, 2007, 291,669 shares were outstanding. The awards vest 102,241 shares in fiscal year 2008, 99,962 shares in fiscal year 2009 and 89,466 shares in fiscal year 2010.

Compensation expense is determined using the fully diluted book value per share at the time of the grant. The Company records compensation expense ratably over the vesting period adjusted for any forfeitures. The liability is adjusted at the beginning of each year based on the net book value as defined in the agreement. In fiscal year 2007, the Company awarded as compensation, the rights to receive shares valued at $3,625,000. The compensation expense for 2007 was $4,589,156. The liability at June 30, 2007 was

5. STOCKHOLDERS' INVESTMENT (continued)

$8,089,968. The liability increased to $8,679,488 on July 1, 2007. Unrecognized compensation expense at June 30, 2007 amounted to $3,757,417 and is expected to be recognized over the next two years.

Phantom Stock Plan

During 2006, the Company formalized a phantom stock agreement which is effective for all phantom stock awards granted since September 15, 2004. The awards vest three years from the award date. Compensation is based on book value per share, as determined by the Company and the liability is accrued over the vesting period. The liability is adjusted at the beginning of each fiscal year based on the net book value as defined in the agreement.

The Company issued 19,392 shares of phantom stock during fiscal 2007. The Company had 117,113 shares outstanding as of June 30, 2007. The Company recognized $2,021,351 in compensation expense related to the phantom shares in 2007. The deferred liability at June 30, 2007 in the accompanying balance sheet amounted to $4,370,982. On July 1, 2007 the liability increased to $4,689,498. Unrecognized compensation expense at June 30, 2007 amounted to $683,866 and is expected to be recognized over the next two years.

6. INCOME TAXES

As discussed in Note 1, the domestic Company has elected the tax status allowed for Subchapter S Corporations. Net income for domestic operations of $3,879,419 for fiscal 2007, is taxed directly to the stockholders of the Company. Distributions of $10,266,076 were made on behalf of the individual stockholders for estimated tax payments in 2007.

Taxes payable in future periods for the Company are the liabilities of the stockholders.

The components of foreign income tax expense (benefit) related to SCIL in the United Kingdom for the year ended June 30, 2007 were as follows:

Current – foreign	$ 89,946
Deferred – foreign	(51,142)
Total tax	$ 38,804

Income tax expense differed from the amounts expected based upon a statutory rate of 34% primarily due to the effect of foreign taxes and non-deductible expenses.

7. NOTES PAYABLE – SUBORDINATED NOTE

The Company entered into an unsecured subordinated loan agreement with Amegy Bank National Association on June 22, 2007, to be effective June 29, 2007. The scheduled maturity date is July 31, 2008. The principal amount of the subordinated loan is $15,000,000. The company will pay interest on the unpaid principal at the rate of 10%.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has entered into operating leases for office space, extending through March 2011, which provide for minimum future lease payments as follows, subject to annual escalations of operating expenses of the building:

YEAR ENDING JUNE 30	
2008	$ 945,577
2009	53,826
2010	53,826
2011	40,607
	$ 1,093,836

Clearing Agreement

Pursuant to the terms of the clearing agreement between the Company and the Clearing Broker, the Company is required to maintain, among other things, (a) a collateral account with the Clearing Broker with a market value of at least $250,000, (b) net capital computed in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 of at least $1,000,000, and (c) a ratio of aggregate indebtedness, as defined, to net capital of 15 to 1 or less. At June 30, 2007, the balance of the collateral account maintained with the Clearing Broker was $250,000 and the Company's net capital and ratio of aggregate indebtedness to net capital were $9,839,026 and 6.02 to 1, respectively.

Subordination Agreements

Some stockholders have entered into subordination agreements with the Company effectively subordinating any bonuses payable to such stockholders to the claims of general creditors.

Such subordinated amounts totaled $7,900,000 at June 30, 2007.

8. COMMITMENTS AND CONTINGENCIES (continued)

Market Risks and Credit Risks

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company seeks to control the risks associated with their customer's activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the Clearing Broker which are not otherwise satisfied. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-balance sheet market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company is party to other claims in the normal course of business, the resolution of which are not expected to have a material effect on the Company's consolidated financial position or results of operations.

The Company is currently in litigation with another party concerning the performance on a project. The Company is currently unable to determine the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss should the outcome be unfavorable. The Company intends to vigorously defend the lawsuit.

9. EMPLOYEE PROFIT SHARING PLAN

Effective July 1, 2003, the Company launched a new Plan for the benefit of its employees, which combined its existing Profit Sharing Plan with a newly created 401(k) Plan. The resultant single Plan is trusteed by The Charles Schwab Trust Company. Investment decisions are made by the participants. Company contributions vest over a six year period. Non-vested monies, which are forfeited by terminating participants, are used to pay Plan fees and are redistributed to existing Plan members. Total annual additions for each participating employee are subject to statutory limitations. The Company contributed $923,258 to the Plan in fiscal 2007.

10. RELATED PARTIES

At June 30, 2007, the Company had $4,842 of receivables from certain stockholders and employees.

11. NET CAPITAL REQUIREMENT

The Company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. Such rules prohibit a broker/dealer from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1.

At June 30, 2007, the Company's net capital ratio, as defined, was 6.02 to 1 and its net capital was $9,839,026, which was $5,890,926 in excess of its minimum requirement of $3,948,100.

Certain stockholders have entered into subordination agreements with the Company effectively subordinating any bonuses payable to such stockholders to the claims of general creditors. As these subordination agreements are not subject to satisfactory subordination agreements as-defined in Appendix (0) 17 CFR 240.15c3-1 (d), they have not been included as a component of the Company's net capital. However, they have been excluded from the calculation of aggregate indebtedness pursuant to Rule 15c3-1.

12. OMISSION OF CERTAIN REPORTS

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 1 7a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) were both omitted as the Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the Clearing Broker which carries all of the accounts of the customers and thus qualifies under the (k)(2)(ii) exemption from such requirements.

A statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements since the liabilities subordinated to the claims of creditors are not subject to satisfactory subordination agreements (see Note 11).

13. RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

A reconciliation of amounts reported herein to amounts reported by the Company on amended FOCUS report filed with the Securities and Exchange Commission with respect to methods of consolidation is as follows:

	AMENDED FORM X-17A-5	SUBSIDIARIES CONSOLIDATED, ELIMINATIONS AND RECLASSIFICATIONS	FINANCIAL STATEMENTS
ASSETS:			
Cash and cash equivalents	$ 1,414,435	$ 54,009,586	$ 55,424,021
Temporary investments	19,056,062	–	19,056,062
Restricted cash	–	250,000	250,000
Receivables	16,740,755	1,995,663	18,736,418
Investments at fair value	60,692,647	(35,739,941)	24,952,706
Inventory at fair value	73,235	–	73,235
Note receivable	–	–	–
Fixed assets, net	1,444,722	443,284	1,888,006
Other assets	15,889,167	(11,464,283)	4,424,884
Total assets	$115,311,023	$ 9,494,309	$124,805,332
LIABILITIES:			
Securities sold short	$ 145,299	$ –	$ 145,299
Accounts payable, accrued liabilities and accrued salaries and bonuses and deferred compensation	67,121,528	9,494,309	76,615,837
Subordinated Loan	15,000,000	–	15,000,000
Total liabilities	$ 82,266,827	$ 9,494,309	$ 91,761,136

SUPPLEMENTAL SCHEDULES

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15C3-1

JUNE 30, 2007

Net capital:	
Stockholders' investment	$ 33,044,196
Less: nonallowable assets	
Trade accounts receivable	16,397,284
Fixed assets, net	1,493,587
Nonmarketable securities	3,359,710
Notes receivable and other assets	12,230,592
Plus: subordinated debt	15,000,000
	14,563,023
Less: haircuts	
Other securities	3,741,715
Undue concentration	982,282
Net capital	$ 9,839,026
Aggregate indebtedness:	
Total aggregate indebtedness liabilities	$ 59,221,510
Net capital requirements	$ 3,948,100
Net capital in excess of required amount	$ 5,890,926
Ratio of aggregate indebtedness to net capital	6.02

Note: The above computation agrees with the computation of net capital under Rule 15c3-1 as of June 30, 2007, filed with the Securities and Exchange Commission by the Company on Part IIA of Amended unaudited Form X-17a-5.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-1

JUNE 30, 2007

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

During the year ended June 30, 2007, in the opinion of management, the Company has maintained compliance with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3. See Note 11 of notes to the consolidated financial statements.

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of
Simmons & Company International:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Simmons & Company International (the Company) for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(b)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those

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practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, stockholders, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

September 26, 2007

END